SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of December, 2009

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
 (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒          Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐          No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Press Release: COPA AIRLINES INCREASES ORDER FOR BOEING NEXT-GENERATION 737-800 AIRCRAFT

NEWS RELEASE	CONTACT:	Patricia Roquebert – Panama
(507)304-2672

COPA AIRLINES INCREASES ORDER FOR BOEING NEXT-GENERATION 737-800 AIRCRAFT

PANAMA CITY, December 8, 2009 – Copa Airlines, subsidiary of Copa Holdings, S.A. (NYSE: CPA) today announced an order for two Boeing 737-800 airplanes to be delivered in the second half of 2010.  This new order brings to 15 airplanes the number of Boeing Next-Generation 737s that Copa Airlines has ordered this year.

In July, Copa placed an order for 13 airplanes to be delivered between 2012 and 2015.  The order also included eight options for deliveries between 2015 and 2017.  These aircraft will be outfitted with Boeing’s signature “Sky Interior” featuring new 787-style modern sculpted sidewalls and window reveals that provide passengers with a greater connection to the flying experience.  The new airplanes will also benefit from performance enhancements expected to result in a 2 percent reduction in fuel consumption by 2011 through a combination of airframe and engine improvements.

The Next-Generation 737 is the newest and most technologically advanced airplane in its class. It flies higher, faster and farther than previous models and competitors. In addition, its flight deck features the latest liquid-crystal flat-panel displays and is designed to accommodate new communications and flight-management capabilities.

“The Next-Generation 737 plays a major role in achieving our goal of offering our passengers world-class service, the most extensive route network in Latin America and one of the youngest fleets in the continent,” said Pedro Heilbron, CEO of Copa Airlines.  “With these aircraft we will continue to consolidate and strengthen our leadership position in the Latin American airline industry, providing our passengers a truly attractive product and our company a highly efficient aircraft with superior economics.”

Copa was the first carrier in the Americas to incorporate blended-winglets on its 737s. All of its Next-Generation 737s use the distinctive curved wing ends, which improve fuel efficiency and lift while reducing engine wear and carbon dioxide emissions. Copa also was the first in the region to order Next-Generation 737s with the Vertical Situation Display (VSD) system, which provides pilots with an easy to understand flight-path view.

Copa operates from Tocumen International Airport, a time-saving hub on long routes between the United States, South and Central America, and the Caribbean. It flies five of the world's longest 737 routes from there -- to Buenos Aires, Montevideo, Santiago, Sao Paulo and Los Angeles -- thanks to the 737's exceptional range.

Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of passenger and cargo service.  Copa Airlines currently offers approximately 144 daily scheduled flights to 45 destinations in 24 countries in North, Central and South America and the Caribbean.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines.  Aero Republica provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through flights from Barranquilla, Bogota, Bucaramanga, Cali, Cartagena, Medellin and Pereira. Additionally, Aero Republica has direct flights to Caracas, Venezuela from Cartagena and Medellin, Colombia.

CPA-G

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)

Date: 12/07/2009
	By:	/s/ Victor Vial
Name: Victor Vial
Title: CFO